Exhibit 99.1

Magic Empire Global Limited Announces Receipt of Nasdaq Notification of additional 180 calendar day period to regain compliance of minimum bid price requirement

Hong Kong, August 28, 2024 (GLOBE NEWSWIRE) – Magic Empire Global Limited (NASDAQ: MEGL) (“MEGL”, or the “Company”) has announced that on August 27, 2024, the Company received a letter from Nasdaq, notifying the Company that Nasdaq has determined the Company is eligible for an additional 180 calendar day period, or until February 24, 2025, to regain compliance with the minimum bid price of $1 per share requirement pursuant to the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2). This is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Capital Market with the exception of the bid price requirement, and the Company’s written notice to Nasdaq dated August 19, 2024, noting of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If compliance cannot be demonstrated by February 24, 2025, Nasdaq will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal the determination to a hearing panel.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule.

About Magic Empire Global Limited

Magic Empire Global Limited is a financial services provider in Hong Kong which principally engage in the provision of corporate finance advisory services and underwriting services. Its service offerings mainly comprise (i) IPO sponsorship services; (ii) financial advisory and independent financial advisory services; (iii) compliance advisory services; (iv) underwriting services; and (iv) corporate services. For more information, visit the Company’s website at http://www.meglmagic.com.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Hong Kong:

Magic Empire Global Limited

Ms. Vivien Tai

Tel: +852 3577 8770

E-mail: meglir@giraffecap.com